Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-153207 on Form S-3 and Registration Statement Nos. 333-150067, 333-185350 and 333-218242 on Form S-8 of our reports dated February 26, 2019, relating to the consolidated financial statements and financial statement schedule of Great Lakes Dredge & Dock Corporation and subsidiaries (the “Company”) (which report expresses an unqualified opinion and includes an explanatory paragraph related to the Company’s change in method of accounting for revenue in fiscal year 2018 due to the adoption of Accounting Standard Update No. 2014-09), and the effectiveness of the Company’s internal control over financial reporting, appearing in the Annual Report on Form 10-K of Great Lakes Dredge & Dock Corporation for the year ended December 31, 2018.

/s/ Deloitte & Touche LLP

Chicago, Illinois

February 26, 2019